AB 3/15

FOCUSN
NON-PUBLIC

SEC Mail Processing Section

*KH 3/14

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.
(Filed as Confidential Information Pursuant to Rule 17a-5)

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Jane Block (614) 213-6231
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 South High Street	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

<u>CHECK ONE:</u>

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

11019943

OATH OR AFFIRMATION

I, Mary Jane Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Mary Jane Block

Name: Mary Jane Block
Title: Operation and Financial Principal

Linda L Johnson

Notary Public

NOTARIAL SEAL
STATE OF OHIO

LINDA L JOHNSON
Notary Public
In and for the State of Ohio
My Commission Expires
Aug. 19, 2013

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
x	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of JPMorgan Institutional Investments, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, OH 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 45,120,935
Receivable from affiliates	285,259
Investment advisory fees and other receivable	8,742,665
Income taxes receivable	114,331
Other assets	1,903,826
Total assets	$ 56,167,016
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 128,588
Payable to affiliates	1,662,974
Accounts payable and accrued expenses	4,630,434
Income taxes payable	29,773
Total liabilities	6,451,769
Stockholder's equity	
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	137,716,365
Accumulated deficit	(88,001,218)
Total stockholder's equity	49,715,247
Total liabilities and stockholder's equity	$ 56,167,016

The accompanying footnotes are an integral part of the financial statements.

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Income
Year Ended December 31, 2010

Revenues	
Investment advisory service fees	$ 29,266,010
Distribution fees	4,959,435
Service fee income from affiliates	1,754,560
Placement agent fee from affiliates	4,744,986
Interest	8,650
Total revenue	40,733,641
Expenses	
Service charges to affiliates	20,499,185
Investment management fees	14,659,792
Registration fees	1,912,102
Employee compensation and benefits	668,962
Other	399,009
Total expenses	38,139,050
Income before provision for income taxes	2,594,591
Income tax provision	1,016,443
Net income	$ 1,578,148

The accompanying footnotes are an integral part of the financial statements.

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2009	$ 100	$ 137,716,365	$ (89,579,366)	$48,137,099
Net income	-	-	1,578,148	1,578,148
Balance, December 31, 2010	$ 100	$ 137,716,365	$ (88,001,218)	$ 49,715,247

The accompanying footnotes are an integral part of the financial statements.

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 1,578,148
Adjustments to reconcile net income to net cash used in operating activities	
Increase in receivable from affiliates	(27,031)
Increase in investment advisory fees and other receivable	(2,741,197)
Decrease in income taxes receivable	146,369
Increase in other assets	(395,492)
Decrease in accrued employee compensation and benefits	(8,558)
Increase in payable to affiliates	189,452
Increase in accounts payable and accrued expenses	1,583,786
Decrease in income taxes payable	(23,790)
Net cash used in operating activities	(1,276,461)
Net increase in cash and cash equivalents	301,687
Cash and cash equivalents	
Beginning of the year	44,819,248
End of the year	$ 45,120,935
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Income taxes paid to JPMorgan Chase & Co. and state and local taxing authorities	$ 910,174

The accompanying footnotes are an integral part of the financial statements.

1. Organization

JPMorgan Institutional Investments, Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holdings LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells and distributes mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expenses

Rule 12b-1 fees, recorded as distribution fees, are determined based on the average daily net assets of related mutual funds. These fees are earned and accrued monthly.

The Company provides investment advisory services to 401K plan participants for various plan sponsors. In conjunction with this service, the Company receives asset-based fees which are recorded as investment advisory service fees in the statement of income which are accrued monthly and billed quarterly.

The Company contracts with third parties for sub-advisory services. The fees paid to the third parties are recorded as investment management fees in the statement of income and represent approximately 50% of the investment advisory service fees earned by the Company.

Registration fees represent license fees paid to FINRA on behalf of the Company's registered sales representatives and investment advisors.

Cash Equivalents

Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

Other Assets

Other assets include prepaid regulatory fees and deferred taxes, as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The results of operations of the Company are included in the Federal, New York State, New York City and other state tax returns filed by JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate basis. Pursuant to a tax sharing arrangement, when the Company participates in a consolidated/combined return, JPMorgan Chase allocates to the Company its share of the tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

3. Related Parties

At December 31, 2010, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $2,453,821 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $42,667,114 are invested in JPMorgan U.S. Government Money Market Fund.

The Company has service agreements with affiliates whereby the Company receives reimbursement at a rate of cost plus ten percent. The reimbursement is for expenses incurred in providing certain administrative services related to the registration of representatives. Reimbursements received are included in service fee income from affiliates on the statement of income and totaled $1,754,560 for the year ended December 31, 2010.

The Company is a party to written service agreements with two other affiliates, whereby the Company acts as placement agent for certain private investment funds. In conjunction with providing this service, the Company receives twenty-five percent of the fund management fees, totaling $4,744,986 in 2010. This income is included in placement agent fee from affiliates on the statement of income. Because one of the affiliates bears the primary costs associated with fee income from placement agent services performed by registered representatives, ninety percent of the placement fees earned by Company are then paid to that affiliate. Placement fee expenses paid in 2010 totaled $4,270,488 and are included in service charges to affiliates on the statement of income.

Other expenses included in service charges to affiliates totaled $16,128,599. These expenses primarily represent payments to affiliates for ongoing service agreements. Services provided include the administration and servicing of customer and vendor relationships associated with distribution and investment advisory activities. In addition, $100,098 represents allocations from JPMorgan Chase for certain management, accounting and other costs incurred by JPMorgan Chase and its other subsidiaries on behalf of the Company. These costs are allocated based upon an agreed methodology as noted within the written agreements. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the accompanying balance sheet may not necessarily be indicative of the financial condition that would have existed if the Company has operated as an unaffiliated entity.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's operating results.

Pension and Other Postretirement Benefit Plans

The Company's employees participate in the JPMorgan Chase U.S. qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMorgan Chase Bank N.A. In addition, through JPMorgan Chase, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company. The pension expense as well as postretirement health care and life insurance benefit expense for the Company are determined by an intercompany charge from JPMorgan Chase and are included in employee compensation and benefits in the statement of income.

Employees of the Company are also eligible to participate in JPMorgan Chase's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation. The Company recognized contribution expense of $21,214 for the year ended December 31, 2010. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMorgan Chase on a consolidated basis, have been included in the 2010 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Employee stock-based compensation expense is determined by an intercompany charge from JPMorgan Chase. The Company was charged $17,310 in 2010 related to these plans. See the 2010 Annual Report of JPMorgan Chase & Co. for further disclosure.

5. Income Taxes

The current and deferred components of income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ 854,005	$ 12,440	$ 866,445
State and local	147,818	2,180	149,998
Income tax expense	$ 1,001,823	$ 14,620	$ 1,016,443

A reconciliation of the income tax expense as computed at the U.S. Federal statutory rate with the Company's recorded income tax expense is shown in the following table:

	2010
Federal statutory rate	35.0 %
State and local tax rate, net of federal income tax benefit	3.8
Other	0.4
Effective tax rate	39.2 %

The deferred tax asset relates primarily to compensation expenses. At December 31, 2010, the Company had a deferred tax asset of $16,310 and a current tax receivable of $114,331.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the taxing authorities of the various jurisdictions in which it operates, including U.S. Federal, State and non-U.S. jurisdictions.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2010, the Company had net capital, as defined under Rule 15c3-1, of $37,815,824 which was $37,565,824 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

7. Subsequent Events

Management of the Funds has evaluated the impact of subsequent events and, except as noted below, has determined that no additional items require disclosure.

In order to better align with the continued business and organizational growth within JPMorgan, several business units will be transitioning from JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. to JPMorgan Investment Management, Inc. effective January 3, 2011. The business units that will be transitioning include: Managed Accounts, Global Liquidity Sales and Services, IMCB, Sub-Advisory Sales and Services, DCIS, Retail Sales, Training, Marketing and Product Development. As part of this transition, the licenses for any individuals registered with FINRA were transferred to JPMorgan Institutional Investments, Inc.

SUPPLEMENTAL SCHEDULES

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 **Schedule I**

Total stockholder's equity	$ 49,715,247
Deductions and/or charges	
Nonallowable assets	
Receivable from affiliates	285,259
Investment advisory fees and other receivable	8,742,665
Other assets	1,903,826
Income taxes receivable	114,331
Total nonallowable assets	11,046,081
Net capital before haircuts	38,669,166
Haircut on securities	853,342
Net capital	37,815,824
Computation of alternative net capital requirement	
2% of aggregate debit items* (or $250,000 if greater)	250,000
Excess net capital	$ 37,565,824

* There are no aggregate debits items at December 31, 2010.

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Report, Form X-17A-5, Part II filed as of December 31, 2010.

JPMorgan Institutional Investments, Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Determination of Reserve Requirements and Information Relating to Possession or Control Requirement under Securities and Exchange Commission rule 15c3-3

December 31, 2010 **Schedule II**

The company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc.:

In planning and performing our audit of the financial statements of JPMorgan Institutional Investments, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debit items and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, OH 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

pwc

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

pwc

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

JPMorgan Institutional Investments, Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Financial Statements and Supplementary Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2010

Confidential

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.